Exhibit 99.2

ASX Announcement

Release Code: PRR

2 April 2013

CHAIRMAN’S LETTER TO SHAREHOLDERS

Dear Shareholder,

I would like to personally thank you for your investment in Prima Biomed Ltd (“Prima”) and your support of one of Australia’s most innovative biotechnology companies. From our origins at the Burnet Institute in Melbourne, through the early years as a small Australian start-up, Prima has emerged in recent years as a world leader in developing personalized immunocellular therapeutics for cancer.

In just the past two and a half years, we have achieved tremendous progress:

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We have established a global manufacturing and distribution platform for personalized immunotherapeutic products with capacity on three continents to provide standardized CVac for clinical trials and development;

•	We have implemented a robust software and quality management system to automate scheduling, labeling, and shipping of our product at hundreds of clinics in 15 countries;

•	We have established a strong management presence in the United States and Europe, which are the most critical markets for potential product commercialization and corporate partnerships;

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We have obtained orphan designation for CVac in the United States and Europe, conferring significant benefits to Prima by reducing our regulatory fees by millions of dollars and ensuring market exclusivity for a number of years and product approval;

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We have secured non-dilutive grant support for CVac development from the Saxony Development Bank in Germany of more than A$9.5 million (EUR 7.9 million) along with our manufacturing collaborator the Fraunhofer Institute of Cell Therapy and Immunology;

•	We completed recruitment of our multinational phase 2 trial of CVac (the CAN-003 study) in ovarian cancer, with final results due toward the end of 2013;

•	We commenced our global phase 2/3 trial of CVac (the CANVAS study), which has now been approved in 10 countries around the world;

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We announced interim data from the ongoing CAN-003 study in October and November 2012, indicating that CVac induces the right type of cancer cell killing immune response and positive trends in improvement of progression free survival; and

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Most recently, and very significantly, we announced our plans to move forward with pilot phase 2 trials of CVac in additional cancer types to enhance the clinical and commercial attractiveness of the program.

And we have accomplished these milestones while preserving a clean balance sheet with no debt. At the end of the last quarter, we had about ~A$28 million in cash and term deposits, with additional cash coming in from grant reimbursements, the R&D tax rebate, and bank interest.

As we have advised today, Prima plans to raise additional capital from existing shareholders via a Share Purchase Plan and Entitlement Offer for Listed Options. Although our share price is significantly lower than it was at the last time we raised capital, we nonetheless believe it is prudent to raise cash at this time to enable us to further build on our previous success and continue our ongoing clinical development programs. When we raised capital in early 2011, we first made a placement to institutional investors and then launched an SPP. This time, at the current share price, we believe it is important to make an offer first to our current shareholders to give you an opportunity to minimize any potential dilution of your previous investment.

On behalf of the directors of Prima, I would like to confirm our commitment to the Company and our strategic plan. The directors and management will participate in the SPP up to their maximum entitlement. Additionally, if the subscribed amount to the SPP is less than A$15 million, the directors would like to subscribe for a shortfall amount up to A$2 million. As such, we plan to call an Extraordinary General Meeting to ask your approval for the directors to invest in the company up to an amount of A$ 2 million at the same terms as the SPP.

I encourage you to read today’s announcement carefully about the terms of our planned capital raising. You should review the SPP documents, the prospectus1 (“Prospectus”) for the Entitlement Offer for Listed Options, and the Notice of Meeting in detail with your financial advisor as they are delivered in the coming weeks.

We believe the emerging field of personalized immunocellular therapeutics is in its early days and harbours significant growth potential. The promise is to bring products to market that can extend survival and improve quality of life for patients suffering from cancer with minimal side effects and a lack of toxicity.

We are proud of our recent accomplishments and our management team led by our Chief Executive Officer, Matthew Lehman, Chief Financial Officer, Marc Voigt and Chief Technical Officer, Sharron Gargosky, for bringing us to where we are today. Prima is well positioned to capitalize on its leadership position and your Board of Directors is confident that our investment will reward patients and our shareholders in due course.

Sincerely,

Lucy Turnbull, AO

Chairman

1 The Prospectus will be made available when the Listed Options are offered. The Prospectus will be made available after the Entitlement Offer is announced and copies can be obtained by calling the Company’s shareholder inquiry line any time between 9.00am and 5.00pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes. Offers of Listed Options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Listed Options under the Entitlement Offer. Prospective investors who want to acquire Listed Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.